09045188

Reliance
Industries Limited

RECEIVED

2009 JAN 27 A 7:57

January 22, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	January 22, 2009	Unaudited Financial Results for the quarter/ nine months ended December 31, 2008
2	Clause 41	January 22, 2009	Media Release on Unaudited Financial Results for the quarter/ nine months ended December 31, 2008
3	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	January 22, 2009	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended December 31, 2008

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
JAN 29 2009
THOMSON REUTERS

Encl : a/a

dw 1/27

Reliance
Industries Limited

January 22, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ nine months ended December 31, 2008

In continuation of our letter dated January 14, 2009, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/nine months ended December 31, 2008, duly approved by the Board of Directors of the Company at its meeting held today.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 31st Dec		Nine Months Ended 31st Dec		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	**31,563**	**34,590**	**117,929**	**96,157**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	4,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) Total Expenditure	**27,517**	**29,970**	**103,703**	**82,337**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,046**	**4,620**	**14,226**	**13,820**	**18,459**
5.	Other Income	663	241	1,040	606	895
6.	**Profit before interest and exceptional items**	**4,709**	**4,861**	**15,266**	**14,426**	**19,354**
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	**4,225**	**9,341**	**14,051**	**18,354**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	499	1,063	1,643	2,107	2,652
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	**3,501**	**8,079**	**11,733**	**15,546**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,501**	**3,882**	**11,733**	**11,349**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,574	1,454	1,574	1,454	1,454
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	Earnings per share (of Rs. 10)					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	Earnings per share (of Rs. 10) [excluding exceptional item]					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]					
	- Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	- Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.

3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).

   This is a matter of reference in the limited review report of the statutory auditors.

The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.

6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs 51 crore (US$ 10.5 million).

8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine month period ended 31st December 2008.

UNAUDITED SEGMENT INFORMATION FOR THE
QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

Rs. Crores

		Quarter Ended 31st December				Nine Months Period Ended 31st December				Year ended 31st March	
		2008		2007		2008		2007		2008 (Audited)	
1.	Segment Revenue										
	- Petrochemicals	12,623		12,706		43,043		38,880		53,000	
	- Refining	21,740		26,154		90,720		72,057		100,743	
	- Oil and Gas	1,031		758		2,753		1,874		2,702	
	- Others	171		161		428		436		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565		39,779		136,944		113,247		157,223	
	Less: Inter Segment Transfers	3,030		3,899		15,246		12,675		17,954	
	Turnover	32,535		35,880		121,698		100,572		139,269	
	Less: Excise Duty Recovered on Sales	972		1,290		3,769		4,415		5,826	
	Net Turnover		31,563		34,590		117,929		96,157		133,443
2.	Segment Results										
	- Petrochemicals	1,657		1,778		5,133		5,648		7,113	
	- Refining	1,881		2,614		7,695		7,492		10,332	
	- Oil and Gas	605		387		1,753		1,056		1,503	
	- Others	7		9		25		31		40	
	Total Segment Profit before Interest and Tax		4,150		4,788		14,606		14,227		18,988
	(i) Interest Expense		(484)		(253)		(1,215)		(805)		(1,077)
	(ii) Interest Income		546		141		802		414		662
	(iii) Other Unallocable Income Net of Expenditure		13		(68)		(142)		(215)		(296)
	((iv) Exceptional Item				4,733				4,733		4,733
	Profit before Tax		4,225		9,341		14,051		18,354		23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]		(499)		(1,063)		(1,643)		(2,107)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(675)		(701)		(900)
	Profit after Tax		3,501		8,079		11,733		15,546		19,458
	Profit after Tax [excluding effect of exceptional item]		3,501		3,882		11,733		11,349		15,261
3.	Capital Employed (Segment Assets – Segment Liabilities)										
	- Petrochemicals		32,939		30,519		32,939		30,519		30,758
	- Refining		43,571		40,582		43,571		40,582		42,141
	- Oil and Gas		40,585		19,390		40,585		19,390		26,391
	- Others		8,049		9,598		8,049		9,598		6,447
	- Unallocated Corporate		46,642		18,984		46,642		18,984		20,064
	Total Capital Employed		171,786		119,073		171,786		119,073		125,801

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

January 22, 2009

Sec.

Reliance
Industries Limited

January 22, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ nine months ended December 31, 2008 – Media Release

In continuation of our letter of even date on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ nine months ended December 31, 2008 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's website, 'www.ril.com'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Reliance
Industries Limited

Media Release

Mumbai, 22nd January 2009

REVENUE AND EARNINGS GROWTH IN CHALLENGING TIMES

RPL REFINERY STARTED ON SCHEDULE

KG D6 OIL PRODUCTION COMMENCED IN SEPTEMBER 2008

KG D6 GAS PRODUCTION SCHEDULED IN THIS QUARTER

Reliance Industries Limited (RIL) today reported its financial performance for the nine months period ended 31st December, 2008. Highlights of the un-audited financial results as compared to the previous period are:

- Turnover increased by 21.0% to Rs. 121,698 crore (US$ 25.0 billion)
- Exports increased by 27.5% to Rs. 75,804 crore (US$ 15.6 billion)
- PBDIT increased by 6.2% to Rs. 18,998 crore (US$ 3.9 billion)
- Cash Profit without exceptional items increased by 4.0% to Rs. 16,140 crore (US$ 3.3 billion)
- Net Profit without exceptional items increased by 3.4% to Rs. 11,733 crore (US$ 2.4 billion)

KEY BUSINESS DRIVERS

- Increase in prices accounted for 22% of the growth in revenues with a 1% decrease in volume. Exports were higher by 27.5% at Rs. 75,804 crore (US$ 15.6 billion).

- RIL share in Tapti block production was 1,005 MMSCM of natural gas and 65,200 tonnes of condensate, registering a growth of 46% and 43% respectively over the corresponding period of the previous year.

- RIL share in Panna-Mukta block production was 360 MMSCM of natural gas and 343,100 tonnes of crude oil, a decrease of 20% in each as compared to the corresponding period of the previous year. The decrease in production at Panna-Mukta was due to a shutdown in June'08 in the PPA process platform.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

- RIL share in KG D6 block oil production was 91,269 tonnes of crude oil for the period under review. There is no crude oil production from 9th December'08 due to a rupture in a short pipe spool connected to the flare header in the FPSO.

- The Jamnagar refinery processed 24.2 million tonnes of crude, a utilization rate of 98% as compared to 23.7 million tonnes of crude oil processed during the corresponding period of the previous year. Average refinery utilization was at 83.2% in North America, 83.6% in Europe and 82.0% in the Asia-Pacific region.

- Revenue for the refining and marketing segment increased by 26% from Rs 72,057 crore to Rs 90,720 crore (US$ 18.6 billion) mainly due to high product prices driven by high crude oil prices. Increase in prices accounted for 25% of growth in revenue while higher volumes accounted for 1%. Exports of refined products were at US$ 12.5 billion. This accounted for 16.2 million tonnes of product as compared to 16.4 million tonnes for the corresponding period of the previous year.

- Production of petrochemical products remained flat at 14.5 million tonnes.

- Revenue for the petrochemicals segment increased by 11% from Rs 38,880 crore to Rs 43,043 crore (US$ 8.8 billion) mainly due to high product prices driven by high crude oil and naphtha prices. Increase in prices accounted for 17% of growth in revenue with a 6% decrease in volume.

- Consumption of raw materials and purchase of traded goods increased by 28% from Rs 69,445 crore to Rs 89,113 crore (US$ 18.3 billion) mainly on account of higher crude and naphtha prices.

- The capital expenditure for the period was Rs. 18,109 crore (US$ 3.7 billion) primarily in oil and gas business.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

COMMENTING ON THE RESULTS, MUKESH D. AMBANI, CMD, RELIANCE INDUSTRIES LIMITED SAID:

"This was one of the most challenging quarters for Reliance with volatility in prices and margins. Producers and consumers are coming to terms with slower global trade and economic outlook. Reliance performed commendably in this environment, with high operating rates. We also reached an important milestone in start up of the RPL refinery."

KEY BUSINESS UPDATE

CORPORATE

- On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.

- RIL has cash and cash equivalents in excess of Rs. 28,500 crore (US$ 5.9 billion). Over 95% of these are in fixed deposits / certificate of deposits with banks. RIL's net debt is equivalent to approximately one year's trailing PBDIT.

- RIL continues to be amongst the 30 fastest climbers in the 2008 list of Global Fortune 500 Companies. RIL's new rankings across various parameters were as follows:
  - Rank 206 based on Sales
  - Rank 103 based on Profits

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- RIL along with BP was awarded the deep water block KG-DWN-2005/2 offered under NELP VII. RIL is the operator of the block and has 70% participating interest; BP holds the remaining 30% participating interest.

- Oil production commenced from KG D6 basin on 17th September 2008 with an initial production of 5,000 barrels per day.

- There were 2 gas discoveries as follows:
  - o Discovery B1 in Block KG – VD3
  - o (Discovery 42 in the KG - D6 Block. A well drilled in the block KG-D6 has resulted in a discovery (Dhirubhai 42) for the first time in the Pleistocene submarine channel complex play which has a significant area in the block particularly in the northern and eastern parts of the block. The discovery was notified to the Government in July'08. RIL has filed an appraisal program for the discovery to evaluate size of the discovery.

- Progress has been made in the development of D1 & D3 fields, in the KG-D6 block, despite adverse weather conditions, complex logistics, tight supply chain market and global shortage of manpower.

INTERNATIONAL OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- Reliance expanded its International footprint in Exploration and Production:
  - o Executed two Production Sharing Contracts in Kurdistan (Iraq)
  - o Acquired acreage in Peru by farming in three on-land blocks, including a block in which Reliance is the operator
  - o Reliance farmed out 25% participating interest in block K located in East Timor to Oil India Limited and Indian Oil Corporation Limited

- Acquired one exploration block (Block 155) in Peru in partnership with Plus Petrol, CNOC and Peru Petro

- The International business comprises of 15 blocks with acreage of about 108,095 square kilometers – 4 in Peru, 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia. The average production at the Yemen Block 9 was 4,634 BOPD.

REFINING & MARKETING BUSINESS

As an international refiner, RIL's refining margins are influenced by the volatile margin scenario witnessed by the industry globally. RIL managed to sustain its margins primarily on the back of efficient sourcing of crude oil, ability to produce globally accepted products and flexibility in its crude bucket, product slate and evacuation infrastructure.

As RIL expands its footprint in the R&M sector through the commissioning of the RPL, it has also undertaken the task of increasing the competitiveness of its existing operating refinery. Towards this, various capital expenditure schemes are under implementation at the existing EOU refinery. The primary drivers of the schemes are to improve crude processing flexibility, meet more stringent fuel specifications and improvement in yields and efficiencies.

While extensive evaluation runs were conducted to arrive at the quantum of modifications, some of these schemes required changes in running units and necessitated short shutdowns of these units to implement the modifications in a safe manner. Consequently, the crude quantity processed during the quarter was lower at 7.87 million tonnes as compared to 8.21 million tonnes in the trailing quarter.

During the quarter ended 31st December 2008, RIL's GRM decreased on a Y-o-Y basis from US$ 15.4 / bbl to US$ 10.0 / bbl. RIL refinery maintained a premium of US$ 6.4 / bbl over

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Singapore complex GRM. EBIT for the refining business was at Rs 1,881 crore, a decrease of 28% while EBIT margin decreased to 8.7% as compared to 10.0% in the corresponding period of the previous year. This reduction is attributed to reduction in refinery GRM.

The GRM for the nine month period was at US$ 12.9 / bbl as against US$ 14.9 / bbl in the corresponding period of the previous year. During the same period, EBIT for the refining business was at Rs 7,695 crore, an increase of 3% while EBIT margin decreased to 8.5% as compared to 10.4% in the corresponding period of the previous year. The decrease in EBIT margin is primarily due to base effect on account of historical high prices witnessed during the first half of FY 2008-09.

RIL incorporated wholly owned subsidiaries in two key global markets viz. London and Singapore, in an effort to tap the emerging opportunities in global markets of petroleum products.

PETROCHEMICALS BUSINESS

During the quarter ended 31st December 2008, EBIT for the petrochemicals business was at Rs 1,657 crore, a decrease of 7% while EBIT margin decreased to 13.1% as compared to 14.0% in the corresponding period of the previous year. The quarter witnessed steep fall in product as well as raw material prices as the naphtha prices decreased by 66% while polymer product prices decreased by 45% to 50% and polyester product prices decreased by 25% to 30%. Lower level of product prices led to increased domestic demand and improvement in EBIT margin as compared to the trailing quarter.

During the nine month period, EBIT for the petrochemicals business was at Rs 5,133 crore, a decrease of 9% while EBIT margin decreased to 11.9% as compared to 14.5% in the corresponding period of the previous year. The decrease in EBIT margin is primarily due to lower product margins and also due to base effect on account of historical high prices witnessed during the first half of FY 2008-09.

The polymer production volumes of PP, PE and PVC decreased by 6% to 2,358 KT. RIL produced 1,342 KT of ethylene and 533 KT of propylene, a decrease of 5% each over the corresponding period of the previous year.

Polyester production volume (PFY, PSF and PET) decreased by 3% to 1,135 KT. RIL has maintained its focus on specialty products which account for 55% of PSF and 36% of PFY production. RIL's polyester intermediates (PX, PTA and MEG) production remained stable at 3,445 KT during the period under review.

RELIANCE PETROLEUM LIMITED (RPL)

Reliance Petroleum Limited (RPL) has successfully commenced operations at its complex refinery during the quarter ending 31st December 2008. RPL started its crude processing on 25th December 2008 and achieved successful production of various products. RPL expects to despatch its first parcel of refinery products in January 2009.

The initial phase of production has achieved stability. Commissioning activities are nearing completion at several of the secondary processing units. Several support units and utilities such as water, air, nitrogen, steam and power required for the refinery are being operated successfully. The secondary processing units are under synchronisation and commissioning.

In completing the state-of-the-art, globally competitive refinery in just 36 months, from concept to commissioning, the Company has set a new global benchmark for building grass-root refinery of this scale and complexity at a time when many large green-field refinery projects that were announced in the world have been facing significant delays extending to a few years.

RELIANCE RETAIL LIMITED (RRL)

Reliance Retail today operates a total of more than 900 stores pan India with over 4.2 million square feet of trading space. During the quarter, Reliance Retail launched two new formats: Reliance Living Furnishings and Reliance Living Furniture.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Reliance Industries Limited

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 31st Dec		Nine Months Ended 31st Dec		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty / Service Tax Recovered	972	1,290	3,769	4,415	5,826
2.	**Net Turnover**	**31,563**	**34,590**	**117,929**	**96,157**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	3,934	677	(256)	635	1,867
	b) Consumption of raw materials	16,261	23,593	84,766	64,639	90,304
	c) Purchases	2,620	1,568	4,347	4,806	6,008
	d) Staff cost	605	577	1,844	1,544	2,119
	e) Depreciation	1,317	1,213	3,732	3,467	4,847
	f) Other expenditure	2,780	2,342	9,270	7,246	9,839
	g) **Total Expenditure**	**27,517**	**29,970**	**103,703**	**82,337**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,046**	**4,620**	**14,226**	**13,820**	**18,459**
5.	Other Income	663	241	1,040	606	895
6.	**Profit before interest and exceptional items**	**4,709**	**4,861**	**15,266**	**14,426**	**19,354**
7.	Interest and Finance Charges	484	253	1,215	805	1,077
8.	Exceptional Item		4,733		4,733	4,733
9.	**Profit before tax**	**4,225**	**9,341**	**14,051**	**18,354**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	499	1,063	1,643	2,107	**2,652**
11.	Provision for Deferred Tax	225	199	675	701	900
12.	**Net Profit after tax**	**3,501**	**8,079**	**11,733**	**15,546**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,501**	**3,882**	**11,733**	**11,349**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,574	1,454	1,574	1,454	**1,454**
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
16.	Earnings per share (of Rs. 10)					
	Basic	23.5	55.6	78.6	106.9	133.9
	Diluted	23.5	55.6	78.6	106.9	133.9
17.	Earnings per share (of Rs. 10) [excluding exceptional item]					
	Basic	23.5	26.7	78.6	78.1	105.0
	Diluted	23.5	26.7	78.6	78.1	105.0
18.	Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]					
	- Number of Shares (in crores)	74.36	65.69	74.36	65.69	65.29
	- Percentage of Shareholding (%)	47.25	45.19	47.25	45.19	44.92

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. On 3rd October 2008, RIL has allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued on 12th April 2007. Consequent to the above allotment, the paid up equity capital of the company stands increased to Rs. 1,573.79 crore comprising of 157,37,87,556 fully paid up equity shares of Rs. 10/- each.

3. The Company announced a Voluntary Separation Scheme (VSS) for the employees of Patalganga unit during the quarter ended 31st December 2008. About 430 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 23 million) has been paid during the quarter.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,199 crore (US$ 246 million) for the nine months period ended 31st December 2008 which has been withdrawn from the Reserves. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the nine months period ended 31st December 2008 would have been lower by Rs. 1,177 crore (US$ 242 million).

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

This is a matter of reference in the limited review report of the statutory auditors.

The net profit after tax for the seven quarters from 1st April 2007 to 31st December 2008 would have been lower by Rs. 1,147 crore (US$ 235 million) on account of cumulative effect of the above treatment.

6. Exceptional Item during the corresponding previous quarter and nine months ended 31st December 2007 represents gains primarily arising out of transactions concerning Reliance Petroleum Limited shares.

7. Provision for Current Tax for the nine months period ended 31st December 2008 includes provision for Fringe Benefit Tax of Rs 51 crore (US$ 10.5 million).

8. There were no investors' complaints pending as on 1st October 2008. All the 1,093 complaints received during the quarter ended 31st December 2008 were resolved and no complaints were outstanding as on 31st December 2008.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 22nd January 2009 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the nine month period ended 31st December 2008.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS PERIOD ENDED 31st DECEMBER 2008

Rs. Crores

		Quarter Ended 31st December		Nine Months Period Ended 31st December		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	12,623	12,706	43,043	38,880	53,000
	- Refining	21,740	26,154	90,720	72,057	100,743
	- Oil and Gas	1,031	758	2,753	1,874	2,702
	- Others	171	161	428	436	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	35,565	39,779	136,944	113,247	157,223
	Less: Inter Segment Transfers	3,030	3,899	15,246	12,675	17,954
	Turnover	32,535	35,880	121,698	100,572	139,269
	Less: Excise Duty Recovered on Sales	972	1,290	3,769	4,415	5,826
	Net Turnover	31,563	34,590	117,929	96,157	133,443
2.	**Segment Results**					
	- Petrochemicals	1,657	1,778	5,133	5,648	7,113
	- Refining	1,881	2,614	7,695	7,492	10,332
	- Oil and Gas	605	387	1,753	1,056	1,503
	- Others	7	9	25	31	40
	Total Segment Profit before Interest and Tax	4,150	4,788	14,606	14,227	18,988
	(i) Interest Expense	(484)	(253)	(1,215)	(805)	(1,077)
	(ii) Interest Income	546	141	802	414	662
	(iii) Other Unallocable Income Net of Expenditure	13	(68)	(142)	(215)	(296)
	((iv) Exceptional Item		4,733		4,733	4,733
	Profit before Tax	4,225	9,341	14,051	18,354	23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]	(499)	(1,063)	(1,643)	(2,107)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(675)	(701)	(900)
	Profit after Tax	3,501	8,079	11,733	15,546	19,458
	Profit after Tax [excluding effect of exceptional item]	3,501	3,882	11,733	11,349	15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	- Petrochemicals	32,939	30,519	32,939	30,519	30,758
	- Refining	43,571	40,582	43,571	40,582	42,141
	- Oil and Gas	40,585	19,390	40,585	19,390	26,391
	- Others	8,049	9,598	8,049	9,598	6,447
	- Unallocated Corporate	46,642	18,984	46,642	18,984	20,064
	Total Capital Employed	171,786	119,073	171,786	119,073	125,801

Notes to Standalone Segment Information for the Quarter / Nine Months Period Ended 31st December 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

January 22, 2009

Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Scrip Code: 500325	Trading Symbol: "RELIANCE EQ"
Fax No: 2272 3121 / 2272 2037	Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Secretarial Audit Report for the quarter ended December 31, 2008

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended December 31, 2008 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. January 22, 2009.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. Ø 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093. INDIA. Ø 6672 9999 • FAX 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2008**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	157 37 97 633	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	157 37 97 633	100.000
12	Held in dematerialised form in CDSL	2 81 28 350	01.787
13	Held in dematerialised form in NSDL	148 92 46 152	94.628
14	Physical	5 64 23 131	03.585

15 Total No. of Shares (12+13+14) | 157 37 97 633

16 Reasons for difference if any, between :

a) (10 & 11) :	N.A.
b) (10 & 15) :	N.A.
c) (11 & 15) :	N.A.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Conversion of Warrants into Equity Shares on 03.10.2008	120,000,000	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE
ESOS allotment on 16.11.2008	10,077	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE

18 Register of Members is updated (Yes / No) | YES
if not, updated upto which date | NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	146	12 584	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	13	410	Delay in receipt of Physical DRF & Share Certificates from DP.
	22	3 493	Processed Under NOL
	37	3 471	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**218**	**19 958**	
Pending for more than 21 days (as on 31.12.2008)	4	264	Non - receipt of Physical DRF & Share Certificates from DP
	1	71	Delay in receipt of Physical DRF & Share Certificates from DP and Being Processed Under NOL.
Total	**5**	**335**	

22	Name. Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name. Address. Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point. Mumbai - 400 021 Tel.: 022 66391101 Fax.: 022 22856237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

VIPUL THAKER
PARTNER
M. No.: 049523

Mumbai, 9th January 2009.

END